UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _______________

Commission File Number 001-40398

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization	7374 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

C/o WeWork

555 Burrard Street

Vancouver, British Columbia V7X 1M8

Canada

604-664-1078

(Address and Telephone number of Registrant's principal executive offices)

Corporation Service Company

19 West 44th Street, Suite 200

New York, NY 10036,
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Jonathan Gardner, Esq.

Kavinoky Cook LLP

726 Exchange Street, Suite 800

Buffalo, New York 14210

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	HBTL	Nasdaq Capital Markets

Securities to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

Hive Blockchain Technologies Ltd. (the "Company," the "Registrant," "we," or "us") is a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F ("Registration Statement") pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with disclosure requirements in effect in Canada, which are different from those of the United States.

The Company is filing this Amendment No. 1 to the Registration Statement to (i) include additional exhibits, each of which is incorporated by reference in this Registration Statement on Form 40-F and (ii) amend the exhibit references and descriptions under the heading "DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT" and other sections. No other amendment to the Company's Registration Statement on Form 40-F is being effected hereby.

CAUTIONARY NOTE EGARDING FORWARD LOOKING STATEMENTS

This registration statement on Form 40-F contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the market in which we operate, our beliefs and our Management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Any investment in our common shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this registration statement before you decide to invest in our common shares. In particular, each of the following risks may materially and adversely affect our business objective, plan of operation and financial condition.  These risks may cause the market price of our common shares to decline, which may cause you to lose all or a part of the money you invested in our common shares.

• our ability to achieve and maintain profitability, which depends to a large degree on factors we cannot control, including the value of cryptocurrencies, our electricity costs, the availability of equipment and the related supply chain for graphics processing chips and regulatory changes;

• high volatility in the value of cryptocurrencies generally and in the value of Bitcoin and Ethereum particularly, and the effect of such volatility on our ability to operate profitably;

• changes in the regulatory and legal environments in the countries and Canadian Provinces in which we operate may lead to future challenges to operating our business or may subject our business to added costs with the result that some or all of our operating facilities become less profitable or unprofitable altogether;

• risks related to our failure to continue to obtain financing on a timely basis and on acceptable terms;

• our ability to keep pace with technology changes and competitive conditions;

• other risks and uncertainties related to our business plan and business strategy; and

• the impact on the world economy of coronavirus ("COVID-19").

Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this registration statement should not be regarded as a representation by us that our plans and objectives will be achieved. These forward-looking statements apply only as of the date of this registration statement.  We assume no duty and do not undertake to update the forward-looking statements.

Applicable risks and uncertainties include, but are not limited to, those identified:  under the heading "Risk Management" in each of the Registrant's Management's Discussion & Analysis for the year ended March 31, 2020  the Registrant's Management's Discussion & Analysis for the periods ended June 30, 2020, September 30, 2020, and December 30, 2020, 2020, attached hereto as Exhibits 99.3, 99.5, 99.7, 99.9 and 99.11 respectively, and under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended March 31, 2020, attached hereto as Exhibit 99.1, and all of the foregoing incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.  Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), applies to forward-looking information provided pursuant to "Off-Balance Sheet Arrangements" and "Tabular Disclosure of Contractual Obligations" in this Registration Statement.  Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The documents filed as Exhibits 99.1 through 99.106 contain all information material to an investment decision that the Registrant, since April 1, 2020: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the "TSX") and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders. The Registrant has filed the consent of Davidson & Company LLP as Exhibit 99.65.

DESCRIPTION OF THE SECURITIES

The required disclosure containing a description of the securities to be registered is included under the headings "Description of Capital Structure-Common Shares," in the Registrant's Annual Information Form for the fiscal year ended March 31, 2020 dated December 14, 2020, attached hereto as Exhibit 99.1.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At March 31, 2020, the Registrant had the following contractual obligations outstanding:

Contractual Obligations		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	CAD $Nil	CAD $Nil	CAD $Nil	CAD $Nil	CAD $Nil
Capital Finance Lease Obligations	CAD $Nil	CAD $Nil	CAD $Nil	CAD $Nil	CAD $Nil
Operating Lease Obligations	CAD $2,343,938	CAD $1,568,458	CAD $775,480	CAD $Nil	CAD $Nil
Purchase Obligations	CAD $2,087,973	CAD $2,087,973	CAD $Nil	CAD $Nil	CAD $Nil
Other Long Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	CAD $Nil	CAD $Nil	CAD $Nil	CAD $Nil	CAD $Nil
Total	CAD $4,431,911	CAD $3,656,431	CAD $775,480	CAD $Nil	CAD $Nil

AUDIT COMMITTEE

Information regarding the Registrant's Audit Committee, including the Audit Committee's Charter, can be found in the Registrant's Annual Information Form for the year ended March 31, 2020 which is included as Exhibit 99.1 under the caption "Audit Committee Disclosure" and Schedule C to such Annual Information Form.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.  Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

Exhibit Number	Description
Annual Information*
99.1**	Annual Information Form for the Registrant for the year ended March 31, 2020
99.2**	Audited Consolidated Financial Statements for the year ended March 31, 2020
99.3	Management's Discussion and Analysis for the year ended March 31, 2020

Quarterly Information*
99.4**	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended June 30, 2020
99.5**	Management's Discussion and Analysis for the three months ended June 30, 2020
99.6**	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2020
99.7**	Management's Discussion and Analysis for the three and six months ended September 30, 2020
99.8**	Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended September 30, 2020
99.9**	Amended and Restated Management's Discussion and Analysis for the three and six months ended September 30, 2020
99.10**	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months December 31, 2020
99.11**	Management's Discussion and Analysis for the three and nine months ended December 31, 2020

Shareholder Meeting Materials*
99.12**	Notice of Meeting and Record Date filed on October 22, 2020
99.13**	Notice of Meeting filed on November 24, 2020
99.14**	Management Information Circular filed on November 24, 2020
99.15**	Form of Proxy filed on November 24, 2020
99.16**	Request for Financial Statements and MD&A filed on November 24, 2020

Material Change Reports*
99.17**	Material Change Report filed on April 9, 2020
99.18**	Material Change Report filed on December 24, 2020

99.19**	Material Change Report filed on December 29, 2020
99.20**	Material Change Report filed on January 11, 2021
99.21**	Material Change Report filed on January 20, 2021
99.22**	Material Change Report filed on January 20, 2021
99.23**	Material Change Report filed on January 27, 2021
99.24**	Material Change Report filed on January 28, 2021
99.25**	Material Change Report filed on February 3, 2021
99.26**	Material Change Report filed on February 26, 2021
99.27**	Material Change Report filed on March 2, 2021
99.28**	Material Change Report filed on March 2, 2021
99.29**	Material Change Report filed on March 26, 2021
99.30**	Material Change Report filed on April 8, 2021

Certifications*
99.31**	Form 52-109FV1-Certification of Annual Filings (CEO) dated September 14, 2020

99.32**	Form 52-109FV1-Certification of Annual Filings (CFO) dated September 14, 2020
99.33**	Form 52-109FV2 Certification of Interim Filings (CEO) dated October 15, 2020
99.34**	Form 52-109FV2 Certification Interim Filings (CFO) dated October 15, 2020
99.35**	Form 52-109FV2-Certification of Interim Filings (CEO) dated November 30, 2020
99.36**	Form 52-109FV2-Certification of Interim Filings (CFO) dated November 30, 2020
99.37**	Form 52-109F1-AIF Certification of Filings with Voluntarily Filed AIF (CEO) dated December 14, 2020
99.38**	Form 52-109F1-AIF Certification of Filings with Voluntarily Filed AIF(CFO) dated December 14, 2020
99.39**	Form 52-109F2R-Certification of Refiled Interim Filings (CEO) dated January 27, 2021
99.40**	Form 52-109F2R-Certification of Refiled Interim Filings (CFO) dated January 27, 2021
99.41**	Form 52-109FV2-Certification of Interim Filings (CEO) dated March 1, 2021
99.42**	Form 52-109FV2-Certification of Interim Filings (CFO) dated March 1, 2021

Other Material Documents*
99.43**	Share Purchase Agreement between Hive Blockchain Technologies Ltd. and Cryptologic Corp. dated March 27, 2020 and filed on April 9, 2020
99.44**	AB Form 13-501F1 filed on September 14, 2020
99.45**	Preliminary Short Form Prospectus filed December 29, 2020
99.46**	Qualification Certificate for Prospectus filed December 29, 2020
99.47**	Decision Document (Preliminary) filed December 30, 2020
99.48**	Consent Letter of Peterson McVicar LLP filed January 27, 2021
99.49**	Consent Letter of Davidson & Company LLP filed January 27, 2021
99.50**	Non-Issuer's Submission to Jurisdiction and Appointment of Agent filed January 27, 2021 (Tobias Ebel)
99.51**	Non-Issuer's Submission to Jurisdiction and Appointment of Agent filed January 27, 2021(Ian Mann)
99.52**	Non-Issuer's Submission to Jurisdiction and Appointment of Agent filed January 27, 2021(Dave Perrill)
99.53**	Non-Issuer's Submission to Jurisdiction and Appointment of Agent filed January 27, 2021 (Frank Holmes)
99.54**	Final Short Form Prospectus filed January 27, 2021
99.55**	Decision Document (Final) filed January 27, 2021
99.56**	Equity Distribution Plan between Hive Blockchain Technologies Ltd. and Cannacord Genuity Corp. filed February 2, 2021

99.57**	Non-Issuer's Submission to Jurisdiction and Appointment of Agent filed February 2, 2021 (Tobias Ebel)
99.58**	Non-Issuer's Submission to Jurisdiction and Appointment of Agent filed February 2, 2021(Ian Mann)
99.59**	Non-Issuer's Submission to Jurisdiction and Appointment of Agent filed February 2, 2021(Dave Perrill)
99.60**	Non-Issuer's Submission to Jurisdiction and Appointment of Agent dated February 2, 2021 (Frank Holmes)
99.61**	Prospectus Supplement filed February 2, 2021
99.62**	Consent Letter of Blakes, Cassels and Graydon, LLP filed February 2, 2021
99.63**	Consent Letter of Peterson McVicar LLP dated filed February 2, 2021
99.64**	Consent Letter of Davidson & Company LLP filed February 2, 2021
99.65**	Consent of Davidson & Company LLP dated May 6, 2021

News Releases*
99.66**	News Release filed April 8, 2020
99.67**	News Release filed May 11, 2020
99.68**	News Release filed June 1, 2020
99.69**	News Release filed June 2, 2020
99.70**	News Release filed June 12, 2020
99.71**	News Release filed June 18, 2020

99.72**	News Release filed June 23, 2020
99.73**	News Release filed July 6, 2020
99.74**	News Release filed July 28, 2020
99.75**	News Release filed August 31, 2020
99.76**	News Release filed September 14, 2020
99.77**	News Release filed September 30, 2020
99.78**	News Release filed October 15, 2020
99.79**	News Release filed November 6, 2020
99.80**	News Release filed November 23, 2020
99.81**	News Release filed November 30, 2020
99.82**	News Release filed November 30, 2020
99.83**	News Release filed December 21, 2020
99.84**	News Release filed December 23, 2020
99.85**	News Release filed December 24, 2020
99.86**	News Release filed January 4, 2021
99.87**	News Release filed January 12, 2021
99.88**	News Release filed January 19, 2021
99.89**	News Release filed January 27, 2021
99.90**	News Release filed January 28, 2021
99.91**	News Release filed February 2, 2021
99.92**	News Release filed February 23, 2021
99.93**	News Release filed February 24, 2021
99.94**	News Release filed February 25, 2021
99.95**	News Release filed March 1, 2021
99.96**	News Release filed March 1, 2021
99.97**	News Release filed March 2, 2021
99.98**	News Release filed March 9, 2021
99.99**	News Release filed March 25, 2021
99.100**	News Release filed April 7, 2021

Most Recent Filings*
99.101**	News Release filed April 19, 2021
99.102**	Material Change report filed April 20, 2021
99.103**	News Release filed April 21, 2021
99.104**	Material Change Report filed April 21, 2021
99.105†	News Release filed May 10, 2021
99.106†	Material Change Report filed May 10, 2021

* The descriptive headings in this list are for convenience purposes only. The Financial Statements included as Exhibit 99.2 are identical to the Financials Statements of the Company filed on SEDAR except that the Report of the Independent Auditor has been amended to include the following underlined language: "In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS")."

**  Filed previously

†    Filed herewith

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE BLOCKCHAIN TECHNOLOGIES LTD

/s/ Frank Holmes
Name:	Frank Holmes
Title:	Chief Executive Officer

Date: May 12, 2021